UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2011

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SEC FILE NUMBER
8- 52278

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-2010___ AND ENDING___12-31-2010___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BondDesk Trading LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

350 Madison Avenue, 22nd Floor
(No. and Street)

New York, NY 10017

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Sidlauskas   415-380-5135
                                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

One California Street, Suite 2300   San Francisco, CA 94111

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _PETER CAMPFEELD_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _BONDDESK TRADING LLC_ , as of _DECEMBER 31_ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

See Attached
California
All-Purpose Acknowledgement

_____
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of MARIN }

On 2/18/2011 before me, G.A. MAROOFI
Date   Here Insert Name and Title of the Officer

personally appeared PETER JOHN A CAMPFIELD
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

G.A. MAROOFI
COMM. # 1913407
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
MY COMM. EXP. DEC. 3, 2014

Place Notary Seal Above

Signature _____
Signature of Notary Public

——————————— OPTIONAL ———————————

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
☐ Individual
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT
OF SIGNER
Top of thumb here

Signer's Name: _____
☐ Individual
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT
OF SIGNER
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© 2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827



Report of Independent Registered Public Accounting
Firm on Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation

BondDesk Trading LLC

December 31, 2010



Grant Thornton

Audit · Tax · Advisory

Grant Thornton LLP
One California Street, Suite 2300
San Francisco, CA 94111-5424

T 415.986.3900
F 415.986.3916
www.GrantThornton.com

**Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation**

To the Board of Directors
BondDesk Trading LLC
One Lovell Avenue
Mill Valley, CA 94941

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have
performed the procedures enumerated below with respect to the accompanying Schedule of
Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the
Securities Investor Protection Corporation (SIPC) for the fiscal year ended December 31, 2010,
which were agreed to by BondDesk Trading LLC and the U.S. Securities and Exchange
Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and
the other specified parties in evaluating the Company's compliance with the applicable
instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's
management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation
standards established by the American Institute of Certified Public Accountants. The
sufficiency of these procedures is solely the responsibility of those parties specified in this
report. Consequently, we make no representation regarding the sufficiency of the procedures
described below either for the purpose for which this report has been requested or for any
other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records entries, including check copies and disbursement journal entries,
   noting no differences.

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year
   ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for
   the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 by comparing to Total Clearing
   Charges per the audited Form X-17A-5 for the year ended December 31, 2010, as
   applicable, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the
   related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the
   Form SIPC-7T on which it was originally computed, noting a difference of $1,126.

 Grant Thornton

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

San Francisco, California
February 24, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __DECEMBER 31__, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052278   FINRA   DEC
BONDDESK TRADING LLC   21*21
ATTN ANN DIGIORGIO
2111 PALOMAR AIRPORT RD STE 340
CARLSBAD CA 92011-1455

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DENNIS SIDLAUSKAS   415 380 5135

2. A. General Assessment (item 2e from page 2) $ ___136,209___

   B. Less payment made with SIPC-6 filed (exclude interest)   (___24,471___)

       __7-26-2010__
       Date Paid

   C. Less prior overpayment applied   (___46,286___)

   D. Assessment balance due or (overpayment)   ___65,452___

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ ___65,452___

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ ___65,452___

   H. Overpayment carried forward $(___—___)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BOND DESK TRADING LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _18th_ day of _FEBRUARY_, 20 _11_ .

CORPORATE CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __55,027,157__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __543,457__

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   __543,457__

2d. SIPC Net Operating Revenues $ __54,483,700__

2e. General Assessment @ .0025 $ __136,209__
    (to page 1, line 2.A.)

2



Financial Statements and Report of Independent
Registered Public Accounting Firm

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group
LLC)

December 31, 2010

Contents


Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
One California Street, Suite 2300
San Francisco, CA 94111-5424

T 415.986.3900
F 415.986.3916
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

To the Member of
BondDesk Trading LLC (a wholly-owned subsidiary of BondDesk Group LLC)

We have audited the accompanying statement of financial condition of BondDesk Trading LLC (a Delaware corporation) as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BondDesk Trading LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of the Company's management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

San Francisco, California
February 24, 2011

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and cash equivalents	$	2,481,635
Usage fees receivable, net		7,100,803
Receivable from clearing broker		120,095
Other assets		313,243
Property and equipment, net		203,040
Total assets	$	10,218,816

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	497,373
Total liabilities		497,373
Member's equity		
Member's equity		118,582,233
Receivable from affiliate		(108,860,790)
Total member's equity		9,721,443
Total liabilities and member's equity	$	10,218,816

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF INCOME

Year ended December 31, 2010

Revenues		
Usage fees, net	$	53,009,303
Trading revenue		2,017,421
Interest		433
Total revenues		55,027,157
Expenses		
Service fees		21,020,547
Salary and related expense		7,427,511
Data & data communications		1,767,575
Clearing charges		543,457
Travel expense		525,652
Professional fees		376,428
Occupancy expense		422,187
Promotional fees		345,077
Office supplies & expenses		207,263
Telecommunication		159,544
Depreciation		123,982
Membership fees		44,572
Regulatory expense		103,822
Other expenses		790,369
Total expenses		33,857,986
Net income	$	21,169,171

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2010

	Member's Equity	Receivable from Affiliate	Total
Balance at January 1, 2010	$ 99,413,062	$ (88,432,541)	$ 10,980,521
Advances to affiliate	-	(20,428,249)	(20,428,249)
Distribution to member	(2,000,000)	-	(2,000,000)
Net income	21,169,171	-	21,169,171
Balance at December 31, 2010	$ 118,582,233	$ (108,860,790)	$ 9,721,443

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2010

Cash flows from operating activities		
Net income	$	21,169,171
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Depreciation		123,982
Net changes in assets and liabilities:		
Usage fees receivable		759,611
Receivable from clearing broker		(1,602)
Other assets		(11,860)
Accounts payable and accrued liabilities		(2,734)
Net cash provided by operating activities		22,036,568
Cash flows from investing activities		
Purchases of property and equipment		(199,160)
Net cash used in investing activities		(199,160)
Cash flows from financing activities		
Receivable from affiliate		(20,428,249)
Distribution to member		(2,000,000)
Net cash used in financing activities		(22,428,249)
Net decrease in cash		(590,841)
Cash and cash equivalents, beginning of year		3,072,476
Cash and cash equivalents, end of year	$	2,481,635

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE 1 – ORGANIZATION AND BUSINESS

BondDesk Trading LLC (the "Company") was incorporated as a Limited Liability Corporation in the State of Delaware on November 3, 1999. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (formerly National Association of Securities Dealers, Inc.). The Company is a wholly owned subsidiary of BondDesk Group LLC ("BondDesk"), a Delaware Limited Liability Company, which in turn is wholly owned by NBD Holdings Corp. The Company's primary business is to operate, for its broker/dealer clients, a proprietary, internet-based bond trading platform developed and owned by BondDesk. The Company provides its broker/dealer clients with a proprietary internet-based trading platform dedicated to the market for fixed income securities. In August 2003, BondDesk Trading established a riskless principal division, titled BondDesk Direct. BondDesk Direct provides execution services to small and mid-sized dealers. In February 2007, the Company established another riskless principal division, titled BondDesk Institutional that provides execution services on a non-disclosed basis for institutional customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Significant estimates include the provision for trading adjustments and the allowance for doubtful accounts.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents consist mainly of money market funds sponsored by a large financial institution. Such financial instruments are classified as Level 1 in the fair value hierarchy and are valued based on quoted market prices in active markets for identical assets or liabilities.

Usage Fees Receivable

The Company evaluates the probability of collecting usage fees receivable on an ongoing basis and records an allowance to write-off receivables when appropriate. Delinquency status is determined on a case-by-case basis and includes considerations of payment history. As of December 31, 2010, the Company recorded an allowance for doubtful accounts of $15,000. One customer represented 14% of usage fees receivable as of December 31, 2010.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Property and Equipment</u>

Property and equipment is comprised of computer equipment and purchased software, furniture and fixtures, and leasehold improvements, and is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of related assets, ranging from three to seven years.

<u>Financial Instruments</u>

The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in on or off-balance sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables, and payables) approximate fair value at December 31, 2010.

<u>Off Balance-Sheet Risk and Concentration of Credit Risk</u>

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2010.

<u>Revenue Recognition</u>

Usage fees revenue and related expenses from broker/dealer securities transactions are recorded on a trade date basis. Usage fees are presented in the statement of income, net of trade adjustments to customers of $88,492 for 2010.

Trade adjustments are generally issued to customers as a result of trade count adjustments. The Company establishes the allowance for trading adjustments based on several factors including amount of trading revenue recorded and historical experience. The balance in the allowance for trading adjustments account, reflected as a reduction in usage fees receivable, at December 31, 2010 was $150,000 representing estimated unissued credits related to 2010 revenue.

Customers' securities transactions (trading revenue) and related and expenses are reported on a settlement date basis. Trading revenue related to the Company's BondDesk Direct division for the year ended December 31, 2010 was approximately $999,000. Trading revenue related to the Company's BondDesk Institutional division was approximately $1,018,000 for the year ended December 31, 2010.

NOTE 3 – OTHER ASSETS

Other assets include $75,000 as a deposit with National Financial Services LLP ("NFS") through which the Company clears its trades. This deposit is covered under a Proprietary Accounts of Introduction Brokers ("PAIB") agreement with NFS.

NOTE 4 – PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consisted of the following at December 31, 2010:

Computer equipment and software	$ 400,895
Furniture and equipment	35,557
Leasehold improvements	353,063
	789,515
Less: accumulated depreciation	(586,475)
	$ 203,040

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company's financial statements reflect expenses related to two operating leases, the New York office lease and the Carlsbad office lease. These leases are the obligation of BondDesk Group who has adequate resources independent of the broker dealer to pay the obligation. These fees are reflected on the Company's financial statements in accordance with an expense-sharing agreement with BondDesk. The Carlsbad lease includes an escalation clause requiring pro rata share of increases in operating expenses and real estate taxes of the building above a 2006 base year.

Future minimum rental commitments under such leases are as follows:

Year ending December 31,	
2011	$ 220,214
2012	43,345
Total	$ 263,559

Rent expense for the year ended December 31, 2010 was $422,187.

Market Data Fees

In July 2008, BondDesk entered into an agreement with a vendor which provides BondDesk with a license to receive and use various market data supplied by the vendor. The agreement runs through June 30, 2011. BondDesk allocates a portion of the fees associated with the agreement to the Company. Allocated fees for 2010 are $669,000 and estimated fees for the year ended 2011 are expected to be approximately $318,000. The fees are included in data and data communication expense on the Company's income statement.

NOTE 6 – INCOME AND OTHER TAXES

As a limited liability wholly-owned subsidiary of BondDesk, the Company is treated as a disregarded entity in accordance with the Internal Revenue Code and applicable state laws. No provision is made in the financial statements of the Company for income taxes and the Company has no uncertain tax positions. However, the Company was subject to entity level state and city taxes of $40,482 in 2010, which has been included as part of other expenses in the accompanying statement of income.

NOTE 7 – RELATED PARTY TRANSACTIONS

In December 2003, the Company entered into a formal expense-sharing agreement with BondDesk. The expense-sharing agreement, along with an amended licensing agreement between the Company and BondDesk, requires expenses paid on behalf of the Company by BondDesk to be reimbursed or directly paid by the Company. The total expense pursuant to the expense-sharing and licensing agreements was approximately $30.0 million during the year ended December 31, 2010.

The Company deposits amounts received from its customers into a centralized lockbox which transmits funds directly into a BondDesk account. Such cash receipts, net of amounts payable to BondDesk pursuant to the expense-sharing and licensing agreements has resulted in an intercompany balance due from BondDesk of approximately $109 million as of December 31, 2010. Such amount is presented as receivable from affiliate in the statement of financial condition and will be classified as a component of member's equity until paid.

A certificate of deposit ("CD") is being held as a security deposit on the New York office lease agreement for $80,625, an amount equivalent to three months rent. The CD is held in the name of BondDesk Group on behalf of the Company.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $2,129,702 which was $2,029,702 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 23.35% at December 31, 2010. Additionally, a broker-dealer must notify its designated examining authority if its net capital is less than 120% of its required minimum amount.

Proprietary accounts, the assets held at the clearing broker ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. The Company is exempt from SEC rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

SUPPLEMENTAL SCHEDULE

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL

December 31, 2010

Net capital

Member's equity	$ 118,582,233
Non-allowable assets:	
Usage fees receivable	7,100,803
Receivable from affiliate	108,860,790
Property and equipment, net	203,040
Other assets	238,265
Net capital before haircuts	2,179,335
Other	49,633
Net capital	$ 2,129,702
Aggregate indebtedness	$ 497,373
Computation of basic net capital requirement	
6 2/3% of aggregate indebtedness (A)	$ 33,158
Minimum dollar net capital requirement (B)	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 2,029,702
Ratio of aggregate indebtedness to net capital	23.35%

There are no differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Reports as of December 31, 2010, as amended on February 10, 2011.


Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
One California Street, Suite 2300
San Francisco, CA 94111-5424
T 415.986.3900
F 415.986.3916
www.GrantThornton.com

**Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5(g)**

To the Member of
Bond Desk Trading LLC

In planning and performing our audit of the financial statements and supplemental schedule of BondDesk Trading LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd



statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in internal control, including control activities for safeguarding securities that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (formerly National Association of Securities Dealers, Inc.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

San Francisco, California
February 24, 2011